Exhibit 99.8

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Westport Innovations Inc.:

We consent to the inclusion in this annual report on Form 40-F of:

•
our Independent Auditors' Report of Registered Public Accounting Firm dated June 8, 2011 on the consolidated balance sheets of Westport Innovations Inc. ("the Company") as at March 31, 2011 and 2010, and the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2011

•	our Report of Independent Registered Public Accounting Firm dated June 8, 2011 on the Company’s internal control over financial reporting as of March 31, 2011 each of which is incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended March 31, 2011.

We also consent to the incorporation by reference in the registration statements (No. 333-168847) on Form S-8 and (No. 333-160709) on Form F-10 of the Company of our report dated June 8, 2011 with respect to the consolidated balance sheets of the Company as at March 31, 2011 and 2010 and the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended March 31, 2011 and our report dated June 8, 2011 with respect to the effectiveness of internal control over financial reporting as of March 31, 2011, included herein.

//s// KPMG LLP

Chartered Accountants

Vancouver, Canada
June 8, 2011